UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 17)*

CENTURY ALUMINUM COMPANY

Name of Issuer

COMMON STOCK, $0.01 Par Value

(Title of Class of Securities)

156431 10 8

(CUSIP Number)

Steven Kalmin and Daniel Goldberg
Glencore International AG
Baarermattstrasse 3
CH-6341 Baar
Switzerland
+41 41 709 2000

With copies to:
Matias Vega, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The information required on the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore International AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 36,948,966 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 36,948,966 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,948,966 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 41.2% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore International plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Jersey
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 36,948,966 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 36,948,966 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,948,966 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 41.2% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 36,948,966 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 36,948,966 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,948,966 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 41.2% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 5 of 8

Explanatory Note:

Items 3, 5 and 7 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission by Glencore AG, Glencore International AG and Glencore Holding AG on April 12, 2001, and amended on May 25, 2004, November 27, 2007, July 8, 2008, July 21, 2008, January 28, 2009, February 4, 2009, May 5, 2009, March 22, 2010, April 7, 2010, July 2, 2010, July 6, 2010, September 16, 2010, February 1, 2011, March 14, 2011, April 6, 2011 and June 2, 2011 (as so amended, the "Statement"), relating to the common stock, par value $0.01 per share ("Common Stock"), of Century Aluminum Company (the "Company"), are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Since the Company's initial public offering of Common Stock and the registration of Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, in April 1996, the Reporting Persons have purchased an aggregate of 19,678,311 additional shares of Common Stock (not including shares of Common Stock issued or issuable upon conversion of preferred stock owned by the Reporting Persons or pursuant to options or other compensatory grants issued to Mr. Willy R. Strothotte, a director of the Company, who holds such options or other grants as nominee for the Reporting Persons) in registered public offerings by the Company and in open market transactions, 500,000 shares of Cumulative Convertible Preferred Stock, par value $0.01 per share, from the Company in a private transaction in April 2001 (all of which were converted into 1,395,089 shares of Common Stock in May 2004), and 160,000 shares of Series A Preferred Stock, par value $0.01 per share (the "Preferred Shares"), from the Company in a private transaction in July 2008 (of which 79,270.19 shares have since been converted into 7,927,019 shares of Common Stock).

The consideration paid by the Reporting Persons for the 19,678,311 shares of Common Stock, the 500,000 shares of Cumulative Convertible Preferred Stock and the 160,000 shares of Series A Preferred Stock was $359,657,954, $25,000,000 and $1,090,259,200, respectively, in cash, all of which was obtained from the Reporting Persons' internal working capital.

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 6 of 8

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Statement are hereby amended and restated in their entirety as follows:

(a)           Each of the Reporting Persons beneficially owns, directly or indirectly, 36,948,966 shares of Common Stock, or 41.2% of the outstanding Common Stock.  The shares of Common Stock beneficially owned by the Reporting Persons (other than shares subject to options issued to Mr. Strothotte as further described below) are held directly by Glencore AG. The shares reported as beneficially owned by the Reporting Persons: (i) do not include the 8,072,981 shares of Common Stock issuable upon conversion of the 80,729.81 Preferred Shares held directly by Glencore AG that are convertible only (a) upon the occurrence of events that have not transpired, or (b) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons, and (ii) include 19,000 shares subject to presently exercisable options held directly by Mr. Willy R. Strothotte, who holds such options as nominee for the Reporting Persons.  The aggregate number and percentage of shares of Common Stock beneficially owned by each person (other than the Reporting Persons) listed in Schedule 1 hereto is set forth opposite his or her name on Schedule 1 hereto.  The beneficial ownership percentages reported herein are based upon (i) 89,602,808 shares of Common Stock outstanding as of September 30, 2011, based on information provided by the Company to Glencore on September 30, 2011, plus (ii) 19,000 shares which are subject to presently exercisable options which are held directly by Mr. Strothotte as nominee for the Reporting Persons.  Reference is made to the discussion of the terms of the Certificate of Designation for the Preferred Shares in Item 6 of the Statement.

(b)           The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 36,948,966 shares of Common Stock.  To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons and any person holding shares as nominee for the Reporting Persons) named in Item 2 of the Statement has the sole power to vote or to direct the vote and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his or her name on Schedule 1 hereto.

(c)           Within the last 60 days the Reporting Persons were involved in the following transactions: (i) on August 9, 2011, the Reporting Persons purchased 503,343 shares of Common Stock by open market purchases through a broker, at a weighted average price of $9.3149 per share1; and (ii) on September 30, 2011, 55.06 shares of Series A Preferred Stock were automatically converted into 5,506 shares of Common Stock pursuant to the terms of the Certificate of Designation.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit 1: Joint Filing Agreement, dated October 4, 2011, among Glencore International plc, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D (filed herewith).

1  Represents the purchase of 503,343 shares in separate transactions, ranging from $9.125 to $9.35 per share, resulting in a weighted average purchase price per share of $9.3149.  The Reporting Persons undertake to provide upon request by the SEC staff full information regarding the number of shares purchased at each separate price within the range.

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 4, 2011

Glencore AG

By:	/s/ Stefan Peter
Name:	Stefan Peter
Title:	Officer

By:	/s/ Barbara Bodmer
Name:	Barbara Bodmer
Title:	Officer

Glencore International AG

By:	/s/ Andreas Hubmann
Name:	Andreas Hubmann
Title:	Director

By:	/s/ Gerda Schwindt
Name:	Gerda Schwindt
Title:	Officer

Glencore International plc

By:	/s/ Steven Kalmin
Name:	Steven Kalmin
Title:	Director

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment No. 17 to the statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 4, 2011

Glencore AG

By:	/s/ Stefan Peter
Name:	Stefan Peter
Title:	Officer

By:	/s/ Barbara Bodmer
Name:	Barbara Bodmer
Title:	Officer

Glencore International AG

By:	/s/ Andreas Hubmann
Name:	Andreas Hubmann
Title:	Director

By:	/s/ Gerda Schwindt
Name:	Gerda Schwindt
Title:	Officer

Glencore International plc

By:	/s/ Steven Kalmin
Name:	Steven Kalmin
Title:	Director